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SCHEDULE 13G Under the Securities Exchange Act of 1934

(Amendment No. )*

Ballard Power Systems Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

058586108
(CUSIP Number)

August 1, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05858H104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Investec Group Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Bene- ficially Owned by Each Reporting Person With	5. Sole Voting Power	7,136,237
	6. Shared Voting Power	0
	7. Sole Dispositive Power	7,136,237
	8. Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,136,237
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	8.43%*
12.	Type of Reporting Person (See Instructions)	OO

*Based on 84,621,348 weighted average shares outstanding as of June 30, 2012.

Item 1.

(a)	Name of Issuer

Ballard Power Systems Inc.

(b)	Address of Issuer’s Principal Executive Offices

9000 Glenlyon Parkway Burnaby
BC V5J 5J8 Canada

Item 2.

(a)	Name of Person Filing

Investec Group Investments (UK) Limited

(b)	Address of Principal Business Office or, if none, Residence

2 Gresham Street
London, EC2V 7QP
United Kingdom

(c)	Citizenship

United Kingdom

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number

058586108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Please see responses to Items 5-8 and 11 on the cover of this statement, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11 September 2012
Date

/s/ STEVE BURGESS /s/ ANDREW BARNES
Signature

Steve Burgess, Director Andrew Barnes, Director
Name/Title